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                                                                         OMB APPROVAL
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                                                               OMB Number:             3235-0058
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION      Expires:           March 31, 2006
                             Washington, D.C. 20549            Estimated average burden hours
                                                               per response.................2.50
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                                   FORM 12b-25                          SEC FILE NUMBER
                                                                           000-50955
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                           NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                               ----------------------------------

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(Check One): |X| Form 10-K  |_| Form 20-F    Form 11-K  |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: June 30, 2007
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
================================================================================

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

CenterStaging Corp.
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Full Name of Registrant

Knight Fuller, Inc.
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Former Name if Applicable

3407 Winona Avenue
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Address of Principal Executive Office (Street and Number)

Burbank, CA  91504
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
----------------

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Company cannot file its June 30, 2007 Form 10-KSB within the prescribed time period because the Company requires more time to ensure that the Form 10-KSB is complete and accurate.

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


     Howard Livingston                   818                    559-4333
---------------------------      -------------------         -----------------
          (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that we will report a decrease in losses from $25 million for the year ended June 30, 2006 to a loss of approximately $20 million for the year ended June 30, 2007. This decrease is primarily due to reductions in non-cash interest and financing costs related to beneficial debt conversion features.

    ------------------------------------------------------------------------

                               CenterStaging Corp.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 2007          By /s/ Howard Livingston
                                      ------------------------------------------
                                      Howard Livingston, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.